FIRST AMENDMENT TO

AGREEMENT AND PLAN OF REORGANIZATION

This First Amendment to Agreement and Plan of Reorganization (the “Amendment”), dated as of June 23, 2015, is made and entered into by Southwest Bancorp, Inc., an Oklahoma corporation (“SWB”), First Commercial Bancshares, Inc., an Oklahoma corporation (“Bancshares”), and First Commercial Bank, an Oklahoma banking corporation  (the “Bank”).   This Amendment is entered into with reference to the following:

A.SWB, Bancshares and the Bank have entered into an Agreement and Plan of Reorganization, dated May 27, 2015 (the “Reorganization Agreement”), providing for the merger of Bancshares with and into SWB.

B.The parties have agreed to amend Section 3.1(c) to provide that the amount payable to each former holder of Bancshares common stock otherwise entitled to receive a fractional share shall be determined by the SWB Average Closing Stock Price rather than the Per Share Stock Consideration as currently provided in Section 3.1(c).

In consideration of the mutual terms and provisions set forth herein and in the Reorganization Agreement, and other good and valuable consideration, the parties agree as follows:

1. Section 3.1(c) of the Reorganization Agreement is hereby amended and restated in its entirety as follows:

“(c)No Fractional Shares.  Notwithstanding anything in this Agreement to the contrary, SWB will not issue any certificates or scrip representing fractional shares of SWB Common Stock otherwise issuable pursuant to the Merger.  In lieu of the issuance of any such fractional shares, SWB shall pay to each former holder of Bancshares Common Stock otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the SWB Average Closing Stock Price by (ii) the fraction of the share of Bancshares Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.1(b) above.”

2. Except as specifically amended hereby, the Reorganization Agreement shall remain in full force and effect, and each of the parties thereto hereby reaffirms all of the rights and obligations under the Reorganization Agreement, as amended hereby.

3. Capitalized terms not otherwise defined herein shall have the same meaning as in the Reorganization Agreement.

4. This Amendment may be signed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  An electronic or facsimile transmission of a signed counterpart of this Amendment shall be sufficient to bind the party or parties whose signature(s) appear thereon.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first above written.

SOUTHWEST BANCORP INC.

By: /s/ Mark W. Funke

Mark W. Funke, President & CEO

FIRST COMMERCIAL BANCSHARES, INC.

By: /s/ James F. Canton

James F. Canton, President

FIRST COMMERCIAL BANK

By:  /s/ James F. Canton

James F. Canton, President

[SIGNATURE PAGE TO FIRST AMENDMENT

TO REORGANIZATION AGREEMENT]